EXHIBIT 21.1

Subsidiaries of EnerJex Resources, Inc.

As of December 31, 2014

Name of Subsidiary	State of Incorporation	Percentage Ownership
EnerJex Kansas, Inc.	Nevada	100%
Black Raven Energy, Inc.	Nevada	100%
Black Sable Energy, LLC	Texas	100%
Working Interest, LLC	Kansas	100%